Exhibit 11

Horace Mann Educators Corporation
Computation of Net Income per Share (Unaudited)
For the Three Months Ended March 31, 2019 and 2018
($ in thousands, except per share data)

	Three Months Ended March 31,
	2019	2018
Basic:

Net income	$32,166	$20,155
Weighted average number of common shares during the period (in thousands)	41,610	41,497

Net income per share – basic	$0.77	$0.49

Diluted:

Net income	$32,166	$20,155
Weighted average number of common shares during the period	41,610	41,497
Weighted average number of common equivalent shares to reflect the dilutive effect of common stock equivalent securities:
Stock options	66	115
Common stock units related to deferred compensation for employees	—	25
Restricted common stock units related to incentive compensation	109	16
Total common and common equivalent shares adjusted to calculate diluted earnings per share	41,785	41,653

Net income per share – diluted	$0.77	$0.48